Suite 1900 – 570 Granville Street
Vancouver, BC, V6C 3P1
Tel.: (604) 682-4002
Fax: (604) 682-4003

November 12, 2015	TSX: TMM, NYSE MKT: TGD

NEWS RELEASE

Timmins Gold Announces Results of 2Q15 Ana Paula drill program, including 122 meters of
4.45 g/t Au and 88 meters of 7.14 g/t Au in infill holes

Vancouver, BC - Timmins Gold Corp. (TSX: TMM, NYSE MKT: TGD) (“Timmins Gold” or the “Company”) is pleased to announce results from a recent drill program at its Ana Paula project located in the Guerrero Gold Belt, in the State of Guerrero, México. The drill program was carried out to: (i) confirm previous drilling; (ii) obtain metallurgical samples; and (iii) carry out select infill drilling. The drill program consisted of 2,000 meters in 10 core holes.

Select significant mineral intercepts measured downhole from the 1,400 meters of infill drilling in seven core holes include:

  25.30 meters of 2.67 g/t Au at 13 meters downhole and 9.85 meters of 6.93 g/t Au at 53 meters downhole in hole AP-15-233
  122.25 meters of 4.45 g/t Au at 80 meters downhole and 22.50 meters of 1.49 g/t Au at 215 m downhole and 29.00 meters of 2.86 g/t Au at 255m downhole in hole AP-15-236
  33.00 meters of 2.98 g/t Au at 50 m downhole, 23.85 meters of 3.73 g/t Au at 171m downhole and 42.75 meters of 2.16 g/t Au at 207 meters downhole in hole AP-15-237
  87.80 meters of 7.14 g/t Au at 62 meters downhole and 49.50 meters of 1.34 g/t Au at 178 meters downhole in hole AP-15-239

Select significant mineral intercepts from the twin-hole drilling include:

  97.62 meters of 4.64 g/t Au in hole APM-15-01, at 20 meters downhole;
  95.15 meters of 5.14 g/t Au in hole APM-15-02, at 141 meters downhole;
  200.35 meters of 8.33 g/t Au in hole APM-15-03, at 0 meters downhole. This hole is a twin hole of hole AP-11-37 drilled in 2011 which intercepted 198.45 meters of 8.379 g/t Au at 3.05 meters downhole.

The results from the confirmation drilling were consistent with those from previous programs. Additionally, the infill drilling results were very encouraging, as they continue to display Ana Paula’s high-grade gold mineralization and allow for a greater understanding of the deposit.

The samples will be sent for metallurgical testing which is expected to be completed in early 2016. The metallurgical results will be part of a Feasibility Study which the Company is scheduling for completion in the middle of 2016.

Confirmation & Metallurgical Drilling

One of the primary functions of the drilling conducted by Timmins Gold was to verify the results of the previous programs. Three core holes twinning three existing core holes were drilled. Half of the length of core was sent for analyses and assays verification and the other half length of the core was archived for metallurgical testing. A total of approximately 600 meters in three twin holes were drilled at the core of the Ana Paula deposit, and were representative of the life-of-mine plan as described in the 2014 Preliminary Economic Assessment (Year 1 to 8).

For metallurgical testing, three production composites will represent the production profile (Year 1-2, Year 3-4 and Year 5-8). Additionally, metallurgical variability composites were obtained, representing the four main litho-domains containing gold mineralization, i.e.: (1) the high grade breccia; (2) the lower grade breccia; (3) granodiorite; (4) skarn-limestone-shale.

Infill Drilling

Approximately 1,400 meters of infill drilling was conducted in seven holes at the Ana Paula deposit with the goal of increasing the confidence of the block model via a reduction in the kriging interpolation distance, and to confirm the approximate dimensions of the high grade breccia zone.

Table 1 shows the significant gold intercepts from both the twin and infill drilling, above an internal cut-off grade of 0.63 g/t Au and using a pit shell gold price of US$1,200 per ounce.

Figures

Fig. 1 shows a plan view of the Timmins Gold drilling program and also shows the location of holes from previous programs. Figs. 2-5 show sections of the Ana Paula deposit with select significant mineral intercepts highlighted. The pits outlined in the figures are based on a gold price of $1200/oz gold.

Fig. 1 – Plan view of Timmins Gold's drill program and location of previous drilling.

Pit Design Outline
N
APM-15-01
AP-15-233
AP-15-235
APM-15-03
AP-15-239
AP-11-37
AP-15-234
Sect. 8050 N
Sect. 8000 N
Sect. 7950 N
1998,000 N
APM-15-02
AP-15-238
AP-10-19
AP-15-237
AP-15-236
EXPLANATION
Infill Drill Holes
Twins Drill Holes
Previous Drilling
Graphic Scale
0
200
meters
1997,500 N
Sect. Az=25°

Fig. 2 – Ana Paula project, Section 7950 N.

APM-15-02
AP-15-237
AP-15-238
Includes
EXPLANATION
Au ppm
Pit Design Outline
ANA PAULA PROJECT
Section 7950 N

Fig. 3 – Ana Paula project, Section 8000 N.

includes
EXPLANATION
Au ppm
Pit Design Outline
ANA PAULA PROJECT
Section 8000 N

Fig.4 - Ana Paula project, Section 8050 N.

includes
EXPLANATION
Au ppm
Pit Design Outline
ANA PAULA PROJECT
Section 8050 N

Table 1: Significant Mineral Intercepts, Ana Paula 2015 drill program. *

Drill Hole Number	Depth (m)	Angle	Az	Section Line	Mineral Drill Intersections
					From (m)	To (m)	Width (m)	Au g/t	Ag g/t
APM-15-01 Twin Hole AP-12-101	155.20	-90°	0°	8050 And	19.88 150.50	117.50 152.00	97.62 1.50	4.638 1.095	3.9 1.9
APM-15-02 Twin Hole AP-10-19	250.00	-88°	50°	7950 And And And Includes	64.50 84.90 106.70 141.20 208.00	65.70 96.20 133.70 236.35 220.35	1.20 11.30 27.00 95.15 12.20	2.570 2.200 0.992 5.138 11.353	27.5 10.0 3.3 6.5 6.1
APM-15-03 Twin Hole AP-11-37	200.35	-45°	268°	8000 includes includes	0.00 88.10 120.00	200.35 91.30 175.00	200.35 3.20 56.00	8.332 84.100 14.794	12.0 14.2 18.4
AP-15-233	150.00	-70°	90°	8050 And And	13.40 76.00 106.65	62.50 98.50 107.65	49.10 22.50 1.00	3.293 0.920 3.360	4.2 1.2 16.3
AP-15-234	121.25	-90°	70°	8000	80.00	86.00	6.00	0.6645	22.7
AP-15-235	200.75	-90°	70°	8050 and Includes	11.00 87.00 87.00	21.50 166.40 107.00	10.50 79.40 20.00	0.948 1.248 2.473	5.1 2.5 2.7
AP-15-236	286.15	-60°	25°	7950 And And And And	27.50 52.20 80.25 214.50 255.00	29.00 53.35 202.50 237.00 284.00	1.50 1.15 122.25 22.50 29.00	1.545 3.500 4.452 1.486 2.864	35.2 11.9 10.1 8.6 6.9
AP-15-237	252.10	-70°	70°	7950 And And And	14.50 35.00 50.00 143.00	16.30 36.50 108.50 250.00	1.80 1.50 58.50 107.00	0.734 2.540 1.963 1.977	14.3 50.7 16.5 5.6
AP-15-238	151.85	-90°	0°	7950 And And And And	33.00 53.00 74.00 134.50 142.00	35.00 59.00 95.00 136.00 143.50	2.00 6.00 21.00 1.50 1.50	6.570 0.981 1.107 1.045 3.250	289.0 2.0 2.1 2.2 8.4
AP-15-239	240.40	-70°	90°	8000 And	34.50 178.00	157.50 227.50	123.00 49.50	5.337 1.340	11.1 4.8

* Intercept lengths are measured downhole.

Quality Control / Quality Assurance:

The drilling results contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects. Duplicates, standards and blanks were inserted into the sampling stream at intervals of 25 samples. The sampling of, and assay data from, drill core is monitored through the implementation of a quality assurance / quality control (QA-QC) program designed to follow industry best practice. Drill core (HQ size) samples are selected by the Company’s geologists and sawn in half with a diamond saw at the project site. Half of the core is retained at the site for reference purposes. Sample intervals vary from 1 to 1.5 m in length. Samples are prepared at the ALS Lab facilities in Hermosillo and analyzed using a standard fire assay with a 50 gram pulp and Atomic Absorption (AA) finish at the same labs in Vancouver, Canada. Check assays were sent to each lab and were cross referenced and results verified.

Technical Information & Qualified Person Notes

This news release was prepared and reviewed by Taj Singh, M.Eng, P.Eng, Vice-President Engineering and Project Development of the Company, who is recognized as a Qualified Person (“QP”) under the guidelines of National Instrument 43-101. The news release was also prepared and reviewed by Miguel Soto, P. Geo. Eng., Vice-President Exploration of the Company. Mr. Singh and Mr. Soto have approved the contents of this news release.

Contacts:

Timmins Gold Corp.
Mark Backens
Interim CEO and Director
604-682-4002
mark.backens@timminsgold.com
www.timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note to United States Investors

The Company is subject to the reporting requirements of the applicable Canadian securities laws, and as a result it reports its mineral reserves and resources according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by NI 43-101. The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum. U.S. reporting requirements are governed by Industry Guide 7 (“Guide 7”) of the Securities and Exchange Commission (the “Commission”). These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions.

For example, under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. In particular, the Company reports “resources” in accordance with NI 43-101.

While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the Commission and generally, U.S. companies are not permitted to report resources in documents filed with the Commission. As such, certain information contained in this press release concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the Commission.

In addition, an Inferred Mineral Resource has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and it cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.

It cannot be assumed that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves, and it cannot be assumed that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the Commission.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events. Such statements include estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to production, exploration drilling, reserves and resources, exploitation activities and events or future operations. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed.

In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results except as required by law.